SECTION 100                INTRODUCTION

         .10      Fiduciary Obligations

AN INVESTMENT ADVISER IS A FIDUCIARY WITH RESPECT TO ITS CLIENTS.1 This relationship has important implications for the activities of the investment adviser and the necessity for an active and effective compliance program. As a fiduciary, the investment adviser has an affirmative duty of good faith to the client. This means that the investment adviser must in all instances act in the best interest of the client, eliminating where feasible conflicts of interest between the client and the investment adviser.

There are, however, instances in which it is not feasible to eliminate potential conflicts of interest, and in certain cases, such as acquiring research with the commissions paid by clients on transactions (so-called soft dollar arrangements) conflicts of interest ARE SPECIFICALLY PERMITTED.2 Where a potential conflict between the interests of the adviser and the client exists, the adviser must make full and fair disclosure of all material relevant facts to the clients. A material fact is one which a reasonable person would consider important in making a decision as to whether to select or retain the investment adviser. Where an adviser has overlapping motivations, and one of the motivations is the adviser's economic self-interest, the adviser must disclose the material fact of this economic self-interest.

Together with compliance with federal securities laws, the duties of good faith and disclosure of material facts to clients are the basis for KCM's compliance program. A substantial portion of this Compliance and Supervisory Procedures
Manual (the "Manual") is devoted to articulating policies and procedures designed to ensure that KCM fulfills this fiduciary duty to its clients in the day-to-day operation of its business. No manual can, however, address every situation that may arise. If no specific procedure applies to a situation that arises, employees are directed to consult the Compliance Officer or a member of senior management.

Compliance with the federal securities laws and fulfilling our fiduciary duty is not the sole responsibility of the Compliance Officer, senior management, or any other individual or group within KCM. Rather, all employees have a continuing responsibility to learn KCM's legal responsibilities and to perform their jobs in a manner consistent with those responsibilities. KCM expects that every employee will understand and meet the standard of conduct implied by this policy, and that any employee will bring to the attention of the Compliance
Officer any conduct of another employee which is inconsistent with KCM's announced policies and procedures.

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1   SEC v. Capital Gains Research Bureau, 375 U.S. 180,194 (1963).
2   See Section 28(e) of  the Securities  Exchange Act of 1934, as  amended, and
    Section 900 of this Manual.


Issued: October 1998                                             Distribution: A
Approved: GTK